Exhibit 99.6

Trading Symbol: EZM – TSX, AMEX

NEWS RELEASE

May 16, 2006

Release 16-06

EUROZINC ASSEMBLES LARGEST EXPLORATION LAND PACKAGE IN HISTORY OF IBERIAN PYRITE BELT IN PORTUGAL

EuroZinc Mining Corporation is pleased to announce that the government of Portugal has granted the Company four new exploration concessions in the Iberian Pyrite Belt (IPB)---Castro Verde, Albernoa, Mertola and Alcoutim---giving the Company the largest exploration land package ever assembled by a single company in the IPB of Portugal. The IPB is one of the most prospective belts in the world for base metal deposits and is host to more than 85 deposits that total in excess of 1.7 billion tonnes of massive sulphide.

The four new concessions, along with the Malhadinha concession granted on the 24th of October, 2005, cover an area of 2,683 square kilometres, and represent most of the IPB from the Spanish border in the southeast to the Lousal mine in the northwest, a distance of over 100 kilometres. The 2006 surface exploration program on these concessions and the mining concessions they surround is budgeted at US$10 million, and is part of the Company’s overall strategy of developing internal opportunities by completing systematic exploration adjacent to its flagship operations.

The concession agreements provide EuroZinc with the exclusive right to undertake exploration on the Albernoa, Mertola and Alcoutim concessions for a period of three years. Following the initial three years, EuroZinc has the option to extend the agreement for two-one year periods with a 50% reduction in the area after each year extension, or the Company can apply to have the exploration concession converted to an exploitation concession. In the case of the Castro Verde concession, which surrounds the Neves-Corvo mining lease, EuroZinc has the exclusive right to undertake exploration on the concession for a period of five years. Following the initial five years, EuroZinc has the option to extend the agreement for three-one year periods with a 50% reduction in the area after each year extension, or the Company can apply to have the exploration concession converted to an exploitation concession. Minimum annual work expenditures on these four concessions total €600,000 with annual cash payments totaling €70,000.

The four concessions cover the favorable stratigraphy that hosts, and is on strike to, the Neves-Corvo, Aljustrel, Lousal, Juliana and Sao Domingo mines. Three-dimensional inversion software will be used to re-process historic gravity and magnetic data to highlight areas that may be related to mineralization. Re-processing of gravity and magnetic data, as well as compilation of all historic geology, geophysics and drilling will commence in the next few weeks when the large database is received from the government. The Company will prioritize targets identified from this work for additional geophysics and/or diamond drilling to be completed in the third and fourth quarters of this year. The company believes that new deposits can be identified at much greater depths using this new technology.

EuroZinc Mining Corporation is a Canadian based company engaged in the acquisition, exploration, development and mining of base metal deposits internationally. The Company owns the Neves-Corvo mine in Portugal, which is currently the largest and highest grade underground copper mine in Europe, and will soon become a zinc mine as well. The Company also owns and is preparing to reopen the Aljustrel mine in Portugal, which will be one of the largest zinc mines in Europe and will also produce lead, silver and copper.

For further information please contact:

Colin K. Benner	Garnet Dawson	Ron Ewing	Troy Winsor
Vice Chairman & CEO	Vice President Exploration	Executive Vice President	Investor Relations Manager
(604) 681-1337	(604) 681-1337	(604) 681-1337	1-888-225-9662

The TSX and AMEX have not reviewed and do not accept responsibility for the adequacy or the accuracy of this release. Certain of the statements made and information contained herein is “forward- looking information” within the meaning of the Ontario Securities Act or “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934 of the United States. Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation, risks and uncertainties relating to foreign currency fluctuations; risks inherent in mining including environmental hazards, industrial accidents, unusual or unexpected geological formations, ground control problems and flooding; risks associated with the estimation of mineral resources and reserves and the geology, grade and continuity of mineral deposits; the possibility that future exploration, development or mining results will not be consistent with the Company’s expectations; the potential for and effects of labour disputes or other unanticipated difficulties with or shortages of labour or interruptions in production; actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations; uncertain political and economic environments; changes in laws or policies, foreign taxation, delays or the inability to obtain necessary governmental permits; and other risks and uncertainties, including those described under Risk Factors Relating to the Company’s Business in the Company’s Annual Information Form and in each management discussion and analysis. Forward-looking information is in addition based on various assumptions including, without limitation, the expectations and beliefs of management, the assumed long term price of copper and zinc; that the Company can access financing, appropriate equipment and sufficient labour and that the political environment within Portugal will continue to support the development and operation of mining projects. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements.